Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Alliance Leicester

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

5 September 2006

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 August to 31 August 2006.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

1990006 (4/05)

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

<u>August 2006</u>

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 4 – various dates

Information filed with the UKLA or the LSE and made public thereby

7 August 2006 - Director/PDMR Shareholding re :

Richard Pym	Richard Banks
David Bennett	Christopher Rhodes
Timothy Lloyd	Shaun Astley
Graham Pilkington	Sean Murphy
Simon Baum	Gary Wilkinson
Stuart Dawkins	Fiona Rodford
Bryce Glover	Michael Thomas
Andrew Lee	Andrew Robinson
William Sutton	Richard Hopwood
Ian Buchanan	Ian Hares
Stephen Leonard	

7 August 2006 - Director/PDMR shareholding re Ian Buchanan

9 August 2006 – Director/PDMR shareholding re :

Richard Banks	David Bennett
Christopher Rhodes	Timothy Lloyd
Sean Murphy	Simon Baum
Gary Wilkinson	Stuart Dawkins
Laurence Permutt	Ian Buchanan
Andrew Lee	Richard Hopwood
Ian Hares	Graham Pilkington
Bryce Glover	Stephen Leonard

Information distributed to the Company's security holders

NIL

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,670		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£754.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Patrick Ryan	Class of shares allotted: Ordinary	Number allotted: 1,670
Address: 18 Brandelph Park Parbold Lancs		
UK postcode: WN8 7AQ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 31-Aug-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,132		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.555		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mark Jarrett	Class of shares allotted: Ordinary	Number allotted: 1,132
Address: 32 Alton High Town Merseyside		
UK postcode: L38 9GE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31-Aug-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4904

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	08	2006			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	728	877	1,090
Nominal value of each share	0.50	0.50	0.50
Amount (if any) paid or due on each share *(including any share premium)*	632	877	1090

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 2,695
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 09-Aug-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

632

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 14 August 2006

Alliance Leicester

Early Exercise 2002 Scheme

Name			**Address**					**Total Options Exercised**
MS	JULIE	ELLIOTT	99 FOREFIELD AVENUE	CROSBY	LIVERPOOL	L23 9TQ		265
MR	PETER	SMITH	14E GARDENER ROAD	TUEBROOK	LIVERPOOL	MERSEYSIDE	L13 7EE	463
							Total	**728**

629

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 14 August 2006

Alliance Leicester

Early Exercise 2003 Scheme

Name			**Address**					**Total Options Exercised**
MS	JULIE	ELLIOTT	99 FOREFIELD AVENUE	CROSBY	LIVERPOOL	L23 9TQ		203
MRS	JOANNE	NUGENT	20 WINCHESTER AVENUE	WATERLOO	LIVERPOOL	L22 2AT		152
MR	PETER	SMITH	14E GARDENER ROAD	TUEBROOK	LIVERPOOL	MERSEYSIDE	L13 7EE	522
							Total	**877**

6648

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 14 August 2006

Alliance Leicester

Early Exercise 2004 Scheme

Name			Address						Total Options Exercised
MRS	COLETTE	BOLLARD	151 PARTHENON DRIVE	NORRIS GREEN	LIVERPOOL	MERSEYSIDE	L11 5AN		166
MS	JULIE	ELLIOTT	99 FOREFIELD AVENUE	CROSBY	LIVERPOOL	L23 9TQ			166
MR	GRAHAM	FORD	50 MALLORY AVENUE	LYDIATE	MERSEYSIDE	L31 4JT			99
MRS	JULIE	HUTCHINSON	17 NAVIGATION CLOSE	BOOTLE	MERSEYSIDE	L30 7RJ			83
MS	JILL	MCLEAN	31 PANKHURST ROAD	LITHERLAND	LIVERPOOL	L21 0EE			166
MRS	JOANNE	NUGENT	20 WINCHESTER AVENUE	WATERLOO	LIVERPOOL	L22 2AT			63
MR	PETER	TIPLADY	THE COTTAGE	ST GEORGE	BRIGHTON ROAD	WOODMANCOTE	HENFIELD	BN5 9ST	347
								Total	**1,090**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09 08 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	390	11,628	
Nominal value of each share	0.50	0.50	
Amount (if any) paid or due on each share *(including any share premium)*	705	10.16	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	Ordinary	390
Name: CAPITA IRG Address: 34 Beckenham Road Beckenham Kent UK postcode: BR34TU	Ordinary	11,628
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09-Aug-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

705

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 14 August 2006

Alliance Leicester

Early Exercise 2005 Scheme

Name			Address					Total Options Exercised
MRS	COLETTE	BOLLARD	151 PARTHENON DRIVE	NORRIS GREEN	LIVERPOOL	MERSEYSIDE	L11 5AN	70
MS	JULIE	ELLIOTT	99 FOREFIELD AVENUE	CROSBY	LIVERPOOL	L23 9TQ		85
MRS	JULIE	HUTCHINSON	17 NAVIGATION CLOSE	BOOTLE	MERSEYSIDE	L30 7RJ		70
MRS	JOANNE	NUGENT	20 WINCHESTER AVENUE	WATERLOO	LIVERPOOL	L22 2AT		25
MR	PETER	SMITH	14E GARDENER ROAD	TUEBROOK	LIVERPOOL	MERSEYSIDE	L13 7EE	140
							Total	**390**

RNS Number:3565H
Alliance & Leicester PLC
07 August 2006

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a)PDMR	/ (1)(b)Dirctor	Number of Share on Which options Granted	Exercise Price per Share £	Date of Grant
R A Pym	Yes	Yes	49,764	9.95	4 August 2006
R L Banks	Yes	Yes	24,889	9.95	4 August 2006
D J Bennett	Yes	Yes	29,231	9.95	4 August 2006
C S Rhodes	Yes	Yes	26,865	9.95	4 August 2006
T S Lloyd	Yes		9,297	9.95	4 August 2006
S K Astley	Yes		11,508	9.95	4 August 2006
G Pilkington	Yes		13,165	9.95	4 August 2006
S Murphy	Yes		7,086	9.95	4 August 2006
S Baum	Yes		8,452	9.95	4 August 2006
G Wilkinson	Yes		7,850	9.95	4 August 2006
S G Dawkins	Yes		7,191	9.95	4 August 2006
F Rodford	Yes		8,995	9.95	4 August 2006
B P Glover	Yes		8,915	9.95	4 August 2006
M A Thomas	Yes		12,562	9.95	4 August 2006
A Lee	Yes		8,030	9.95	4 August 2006
A Robinson	Yes		7,009	9.95	4 August 2006
W E Sutton	Yes		8,970	9.95	4 August 2006
R J Hopwood	Yes		7,899	9.95	4 August 2006
I D Buchanan	Yes		26,030	9.95	4 August 2006
I J Hares	Yes		8,528	9.95	4 August 2006
S Leonard	Yes		7,266	9.95	4 August 2006

3. Period during which or date on which it can be exercised
   Period of Exercise 04/08/2009 to 03/08/2016

4. Total amount paid (if any) for grant of the option
   N/A

5. Description of shares or debentures involved (class and number)
   Ordinary Shares of 50 pence

6. Any additional information
   Grant of Options under the Alliance & Leicester plc 2006 Company Share Option Plan (Unapproved)

7. Name of contact and telephone number for queries

   Sandra Odell - 0116 200 4352

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

7 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

   Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b)Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
I D Buchanan	Yes	11,270	Nil	4 August 2006

3. Period during which or date on which it can be exercised

   Exercise Period 04/08/2009 - 03/08/2011

4. Total amount paid (if any) for grant of the option

   N/A

5. Description of shares or debentures involved (class and number)

   Ordinary Shares of 50 pence

6. Any additional information

   Nil cost options granted under the Alliance & Leicester Long Term Incentive Plan.

7. Name of contact and telephone number for queries

   Sandra Odell - 0116 200 4352

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

7 August 2006

END

RNS Number:4581H
Alliance & Leicester PLC
09 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
R L Banks	Yes	Yes	13	10.16
D J Bennett	Yes	Yes	13	10.16
C S Rhodes	Yes	Yes	13	10.16
T S Lloyd	Yes		13	10.16
S Murphy	Yes		13	10.16
S Baum	Yes		13	10.16
G Wilkinson	Yes		13	10.16
S Dawkins	Yes		13	10.16
L Permutt	Yes		13	10.16
I D Buchanan	Yes		13	10.16
A P Lee	Yes		13	10.16
R J Hopwood	Yes		13	10.16
I J Hares	Yes		13	10.16
G Pilkington	Yes		13	10.16
B P Glover	Yes		13	10.16
S Leonard	Yes		13	10.16

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

208

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£10.16

13. Date and place of transaction

7 August 2006 - New shares allotted, off market transaction in the United Kingdom

14. Date issuer informed of transaction

9 August 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Sandra Odell
Deputy Secretary

Date of notification
9 August 2006

END